December 22, 2008

Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Jason Niethamer
Staff Accountant
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: MDwerks, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed March 27, 2008
Amended April 11, 2008
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
File No. 333-118155

Dear Mr. Krikorian and Mr. Niethamer:

The person we call upon to act as our expert and advisor in the subject areas of the comment letter went on a vacation cruise in the Hawaiian Islands shortly after we submitted our letter dated December 5, 2008 and is expected to be back in his office tomorrow. There are a few open questions relative to some of the language in certain of the pronouncements that we would like to review with our advisor and as a result of this and the fact that we are closed for four days for both the Christmas and New Year’s holidays, we are unable to properly finalize our response before the first week of January 2009.

We greatly appreciate your patience and understanding in this matter and we will strive to file our response early in the week of January 5, 2009.

Thank you,

Sincerely,

/s/Adam Friedman
Adam Friedman
Controller

MDwerks, Inc.
1020 NW 6th Street – Suite I, Deerfield Beach, FL 33442
Tel (954) 389-8300   Fax (954) 427-5871